                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                                    PURCHASE,
                      SAVINGS AND SIMILAR PLANS PURSUANT TO
                  SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                                   (MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to _______

                          COMMISSION FILE NUMBER 1-8359
                        NEW JERSEY RESOURCES CORPORATION
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                        NEW JERSEY RESOURCES CORPORATION
          (Name of issuer of the securities held pursuant to the plan)

                                1415 WYCKOFF ROAD
                             WALL, NEW JERSEY 07719
                          (address of principal office)

                           (NEW JERSEY RESOURCES LOGO)

                       EMPLOYEES' RETIREMENT SAVINGS PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
               AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                  SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005

                    PREPARED FOR FILING AS PART OF THE ANNUAL
                    RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN
                                   (FORM 5500)

                                   (NJR LOGO)
                              NEW JERSEY RESOURCES

                       EMPLOYEES' RETIREMENT SAVINGS PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

                    PREPARED FOR FILING AS PART OF THE ANNUAL
                    RETURN REPORT OF AN EMPLOYEE BENEFIT PLAN
                                   (FORM 5500)

                                       NJR

                                      ERSP
                                      5500

                                   JAN 1, 2005

                                       TO

                                  DEC 31, 2005

       NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of
December 31, 2005 and 2004                                                     3

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2005 and 2004                                         4

Notes to Financial Statements as of and for the Years Ended
December 31, 2005 and 2004                                                  5-11

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2005                                 12

SIGNATURES                                                                    13

EXHIBIT INDEX:
Consent of Independent Registered Public Accounting Firm                      14

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
     New Jersey Resources Corporation
     Employees' Retirement Savings Plan
Wall, New Jersey

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------------------
Parsippany, New Jersey

June 29, 2006

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

                                                                  2005          2004
                                                              -----------   -----------
ASSETS:
   Cash                                                       $    45,871   $    62,524
                                                              -----------   -----------
   Participant directed investments:
      Gartmore Morley Stable Value Fund                         9,731,089     9,150,284
      Wachovia Diversified Bond Group Trust                     2,132,138     2,170,412
      Fidelity Puritan Fund                                     4,123,661     4,550,388
      MFS Massachusetts Investors Growth Stock Fund               798,126       755,428
      Wachovia Enhanced Stock Market Fund                       6,824,579     6,997,702
      Vanguard Windsor II Fund                                  5,996,312     5,527,617
      T Rowe Price Small Cap Value Fund                         2,087,574     1,833,011
      Franklin Small Capital Growth Fund II                     1,913,845     1,775,920
      American Funds Capital World Growth and Income Fund       3,366,221     2,551,821
      Templeton Foreign Fund                                    2,377,624     2,062,008
      NJR Common Stock 401(k) Fund                              4,702,103     4,215,659
                                                              -----------   -----------
         Total Participant-directed investments                44,053,272    41,590,250
                                                              -----------   -----------
   Nonparticipant-directed investments:
      NJR Common Stock ESOP                                    23,702,326    27,071,409
      Gartmore Morley Stable Value Fund                            54,938        30,375
                                                              -----------   -----------
         Total Nonparticipant-directed investments             23,757,264    27,101,784
                                                              -----------   -----------
   Participant Loans                                            1,910,408     1,817,467
                                                              -----------   -----------
         Total investments                                     69,766,815    70,572,025
                                                              -----------   -----------
   Receivables:
      Employer contributions                                       29,373        32,715
      Participant contributions                                        --        36,622
                                                              -----------   -----------
         Total receivables                                         29,373        69,337
                                                              -----------   -----------
         Total assets                                          69,796,188    70,641,362
                                                              -----------   -----------
LIABILITIES:
      Payables for securities purchased                            45,871        62,524
                                                              -----------   -----------
         Total liabilities                                         45,871        62,524
                                                              -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                             $69,750,317   $70,578,838
                                                              ===========   ===========

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                       2005          2004
                                                   -----------   -----------
ADDITIONS:
Investment income:
   Interest                                        $   103,077   $    91,416
   Dividends                                         1,973,778     1,585,661
   Net appreciation in fair value of investments       296,090     6,446,271
                                                   -----------   -----------
      Net investment income                          2,372,945     8,123,348
                                                   -----------   -----------
Contributions:
   Employer contributions                            1,129,493     1,130,533
   Employee contributions                            3,635,443     3,392,633
   Employee rollover contributions                     129,705       111,331
                                                   -----------   -----------
      Total contributions                            4,894,641     4,634,497
                                                   -----------   -----------
         Total additions                             7,267,586    12,757,845
                                                   -----------   -----------
DEDUCTIONS:
Benefits paid to participants                        7,932,037     2,943,666
Administrative expenses                                164,070       142,652
                                                   -----------   -----------
      Total deductions                               8,096,107     3,086,318
                                                   -----------   -----------
(DECREASE) INCREASE IN NET ASSETS                     (828,521)    9,671,527
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR                                   70,578,838    60,907,311
                                                   -----------   -----------
END OF YEAR                                        $69,750,317   $70,578,838
                                                   ===========   ===========

See notes to financial statements

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     New Jersey Resources Corporation Employees' Retirement Savings Plan (the
     Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation's (the Company or
     NJR) Board of Directors and administers the plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The following description of the Plan is provided for general information only. Participants should refer to the Plan documents for more complete information. The Plan is a defined contribution plan.

     The Plan has two components as described below:

     Savings Component

     GENERAL: The Savings component is represented by deferred contributions, after-tax contributions and employer matching contributions.

     All employees of the Company, and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

     CONTRIBUTIONS: Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The 30% maximum amount became effective August 1, 2002. The Company contributes an amount equal to 50% of the first 6% of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions.

     Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is automatically invested in the Gartmore Morley Stable Value Fund, and cannot be reallocated to other investments nor is it eligible for employee loans. In 2006, the Company contributed $29,373 related to these employees for the Plan year ended December 31, 2005 and the amount is included in employer contributions receivable at December 31, 2005. Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year may elect to contribute an additional $4,000 in pre-tax non-matchable contributions.

     Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

     PAYMENT OF BENEFITS: Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

     Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

     PARTICIPANT LOANS: The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. Any participant loan must be for a principal amount of $1,000 or more and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant's accounts.

     Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

     The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

     PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENTS--Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers eleven investment options for participants.

     FORFEITED ACCOUNTS--At December 31, 2005 and 2004, forfeited nonvested accounts totaled $18,855 and $4,494 respectively. These amounts will be used to reduce employer contributions. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $4,494 and $5,809, respectively from forfeited, nonvested accounts.

     Employee Stock Ownership Plan Component (the ESOP)

     GENERAL: Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Trust in Company Stock. Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants' respective shares of Company Stock are 100% vested.

     PAYMENT OF BENEFITS: Distributions to ESOP participants may be made only in the case of separation of service or attainment of age 55 and completion of at least 10 years of participation, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash.

     The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

                                     2005        2004
                                  ---------   ----------
Dividend income                   $ 813,845   $  821,675
Net (depreciation) appreciation
   in fair value of investments   $(874,588)  $3,028,690

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES--The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends from the ESOP and NJR Common Stock funds will be automatically reinvested unless the participant elects a distribution.

     Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

     VALUATION OF INVESTMENTS (SECURITIES WITH NO QUOTED MARKET PRICES)--Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at the fair value. Investments in common collective trusts are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying assets. The value recorded in the Plan's financial statements for such funds were $8,956,717 and $9,168,114 at December 31, 2005 and 2004, respectively.

     ADMINISTRATIVE EXPENSES--Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

     PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $1,834 and $0 as of December 31, 2005 and 2004, respectively.

3.   INVESTMENTS

     The following investments represent five percent or more of the Plan's net assets as of December 31, 2005 and 2004:

                                                           2005          2004
                                                       -----------   -----------
*NJR Common Stock ESOP, 1,104,231 and 1,219,933
   units, respectively                                 $23,702,326   $27,071,409
NJR Common Stock 401K Fund, 241,481 and 207,956
   units, respectively                                 $ 4,702,103   $ 4,215,659
**Gartmore Morley Stable Value Fund, 505,853
   and 491,443 shares, respectively                    $ 9,786,027   $ 9,180,659
Wachovia Enhanced Stock Market Fund, 80,378
   and 87,371 shares, respectively                     $ 6,824,579   $ 6,997,702
Vanguard Windsor II Fund, 191,392 and 179,877
   shares, respectively                                $ 5,996,312   $ 5,527,617
Fidelity Puritan Fund, 220,163 and 240,126
   shares, respectively                                $ 4,123,661   $ 4,550,388

*    Non participant directed

** A portion of this investment is non-participant directed. See Note 4 for more information.

     During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2005        2004
                                                  ---------   ----------
Common Trust Funds                                $ 469,257   $  816,325
Common Stock Funds                                 (966,814)   3,502,726
Fidelity Puritan Fund                               (52,184)     115,768
Franklin Small Cap Growth Fund II                    60,641      137,583
MFS Massachusetts Investors Growth Stock Fund        27,862       62,683
Templeton Foreign Fund                               61,088      268,744
T Rowe Price Small Cap Value Fund                    59,589      248,668
American Funds Capital World Growth
  and Income Fund                                   213,871      279,306
Vanguard Windsor II Fund                            120,097      746,987
Gartmore Morley Stable Value Fund                   302,683      254,878
Aim Dynamics/Investor                                    --       12,603
                                                  ---------   ----------
Net Appreciation                                  $ 296,090   $6,446,271
                                                  =========   ==========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004 is as follows:

                                                            2005          2004
                                                        -----------   -----------
 Net assets:
   NJR Common Stock ESOP                                $23,702,326   $27,071,409
   Gartmore Morley Stable Value Fund                         54,938        30,375
                                                        -----------   -----------
      Total non participant directed investments        $23,757,264   $27,101,784
                                                        ===========   ===========
Changes in net assets:
   NJR Common Stock ESOP
   Net appreciation in fair value of investments        $    50,685   $ 3,847,208
   Benefits paid to participants                         (3,243,108)   (1,506,916)
   Transfers to participant-directed investments           (176,660)      (52,213)
                                                        -----------   -----------
   Net change                                            (3,369,083)    2,288,079
 NJR Common Stock ESOP - beginning of year               27,071,409    24,783,330
                                                        -----------   -----------
 NJR Common Stock ESOP - end of year                    $23,702,326   $27,071,409
                                                        ===========   ===========
 Gartmore Morley Stable Value Fund
   Net appreciation in fair value of investments        $     1,770   $       905
   Administrative expenses                                      (10)           --
   Employer contributions                                    22,803        16,168
                                                        -----------   -----------
   Net change                                                24,563        17,073
Gartmore Morely Stable Value Fund - beginning of year        30,375        13,302
                                                        -----------   -----------
Gartmore Morely Stable Value Fund - end of year         $    54,938   $    30,375
                                                        ===========   ===========

5.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        DECEMBER 31,
                                                                 -------------------------
                                                                     2005          2004
                                                                 -----------   -----------
Net assets available for benefits per the financial statements   $69,750,317   $70,578,838
Less: Amounts due from participants per the financial                     --       (36,622)
   statements
Less: Amounts due from employer per the financial                    (29,373)      (32,715)
   statements
                                                                 -----------   -----------
Net assets available for benefits per the Form 5500              $69,720,944   $70,509,501
                                                                 -----------   -----------

                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2005         2004
                                                             ----------   ----------
Contributions received from participants per the financial   $3,635,443   $3,392,633
   Statements
Less: Contributions receivable from participants per the             --      (36,622)
   financial statements
Add: Contributions receivable from participants per the          36,622       33,633
   financial statements
                                                             ----------   ----------
Contributions received from participants per the 5500        $3,672,065   $3,389,644
                                                             ----------   ----------

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2005         2004
                                                         ----------   ----------
Contributions received from employer per the financial   $1,129,493   $1,130,533
   Statements
Less: Contributions receivable from employer per the        (29,373)     (32,715)
   financial statements
Add: Contributions receivable from employer per the          32,715       24,935
   financial statements
                                                         ----------   ----------
Contributions received from employer per the 5500        $1,132,835   $1,122,753
                                                         ----------   ----------

8.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Wachovia Bank N.A. (Wachovia). Wachovia is the Plan Trustee and certain plan assets are invested in the Wachovia Common Trust Funds, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to the Trustee amounted to $164,070 and $142,652 for the years ended December 31, 2005 and 2004, respectively.

     At December 31, 2005 and 2004, the Plan held 1,345,712 units and 1,427,889 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $16,730,101 and $16,594,228, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $951,892 and $951,445, respectively.

     Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

                                                                          (C)
                            (B)                           DESCRIPTION OF INVESTMENT, INCLUDING                      (E)
                IDENTITY OF ISSUE, BORROWER                 MATURITY DATE, RATE OF INTEREST,         (D)          CURRENT
(A)              LESSOR, OR SIMILAR PARTY                COLLATERAL, AND PAR OR MATURITY VALUE       COST          VALUE
---             ---------------------------              -------------------------------------   -----------    -----------

*    Wachovia Bank, N.A. Diversified Bond Group Trust    Common Trust Funds                      $          **  $ 2,132,138
*    Wachovia Bank, N.A. Enhanced Stock Market Fund      Common Trust Funds                                 **    6,824,579
*    NJR Common Stock 401(K) Fund                        Common Stock                                       **    4,702,103
     Fidelity Puritan Fund                               Registered Investment Company                      **    4,123,661
     Franklin Small Cap Growth Fund II                   Registered Investment Company                      **    1,913,845
     MFS Massachusetts Investors Growth Stock Fund       Registered Investment Company                      **      798,126
     T Rowe Price Small Cap Value Fund                   Registered Investment Company                      **    2,087,574
     Vanguard Windsor II Fund                            Registered Investment Company                      **    5,996,312
     American Funds Capital World Growth and Income Fund Registered Investment Company                      **    3,366,221
     Templeton Foreign Fund                              Registered Investment Company                      **    2,377,624
     Gartmore Morely Stable Value Fund                   Registered Investment Company                      **    9,731,089
*    Various participants                                Participant loans (maturing 2006-2015
                                                         at interest rates of 5%-10.5%)                     **    1,910,408
*    NJR Common Stock ESOP                               Common Stock                             11,821,189     23,702,326
     Gartmore Morely Stable Value Fund                   Registered Investment Company                54,938         54,938
                                                                                                 -----------    -----------
                                                                                                 $11,876,127    $69,720,944
                                                                                                 -----------    -----------

*    Party-in-interest

** Cost information is not required for participant-directed investment and, therefore, is not included

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        New Jersey Resources Service Corporation
                                        Employees' Retirement Savings Plan


Date: June 29, 2006                     By: /s/ Deborah G. Zilai
                                            ------------------------------------
                                            Deborah G. Zilai
                                            Plan Administrator


                                        /s/ Glenn C. Lockwood
                                        ----------------------------------------
                                        Glenn C. Lockwood
                                        Plan Sponsor

                                  EXHIBIT INDEX

EXHIBIT NUMBER
--------------
      99         Consent of Independent Registered Public Accounting Firm